September 13, 2007
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Karen J. Garnett, Assistant Director
Re:   Brookshire Raw Materials (U.S.) Trust
Registration Statement on Form S-1
File No. 333-136879
Ladies and Gentlemen:
        On behalf of, and as counsel for, Brookshire Raw Materials Management, LLC, a Delaware limited liability company (the “Managing Owner”) and Brookshire Raw Materials (U.S.) Trust, a Delaware statutory trust (the “Trust” or “Registrant”), and each of the co-registrants noted thereon and signatory thereto (collectively, the “Co-Registrants”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 7 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”).
        This letter also responds to the September 7, 2007 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided with respect to the Registration Statement, as amended. In Amendment No. 6 to the Trust’s Registration Statement, the Registrant and each of the Co-Registrants responded to each of the Commission’s comments other than Comment 5 in the Commission’s September 7, 2007 letter.
        For your convenience, Comment 5 is reproduced below in bold type and is followed by the Managing Owner’s and the Registrant’s and each of the Co-Registrant’s response. We have sent via messenger 3 copies of this response, as well as 3 copies of Amendment No. 7 marked, to show changes to Amendment No. 6 to the Registration Statement filed on September 11, 2007, to Karen J. Garnett, Assistant Director.

Brookshire Raw Materials (U.S.) Trust
September 13, 2007

5.    Please file final, executed opinions with your next amendment or prior to requesting acceleration of the effective date.
Response:
Final, executed opinions have been included in the amended Registration Statement. Please see Exhibits 5.1, 8.1 and 8.2 in the amended Registration Statement.
                If you have any questions regarding the foregoing response or the enclosed Amendment or need additional information, please do not hesitate to contact me at (212) 895-4229 or Richard Holbrook, also of this office, at (202) 508-8879.
Very truly yours,
/s/ ROBERT G. FRUCHT
________________________________
ROBERT G. FRUCHT
OF CROWELL & MORING, LLP
Enclosures
cc:  John Marshall
       Gary Sugar